EXHIBIT 13.3 - Summarized Quarterly Financial Information

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2012	First Quarter	Second Quarter	Third Quarter
Total interest income	$2,531,454	$2,488,731	$2,455,071
Total interest expense	488,630	457,777	430,492
Net interest income	2,042,824	2,030,954	2,024,579
Provision for loan losses	—	—	—
Investment securities gain	—	342,279	1,671
Total other income	307,995	316,058	304,996
Total other expenses	1,903,102	1,929,691	1,869,462
Income before income taxes	447,717	759,600	461,784
Net income	470,000	670,034	482,826
Net income per share	0.28	0.41	0.29

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$2,861,756	$2,882,684	$2,806,855	$2,655,920
Total interest expense	602,421	561,942	545,953	518,991
Net interest income	2,359,335	2,320,742	2,260,902	2,136,929
Provision for loan losses	30,000	570,000	—	—
Investment securities gain	172	267,704	375,121	87,900
Total other income	286,336	278,170	346,891	391,637
Total other expenses	1,903,540	1,907,522	1,893,837	1,921,179
Income before income taxes	612,303	389,094	1,089,077	695,287
Net income	549,907	409,135	858,932	636,171
Net income per share	0.33	0.25	0.52	0.38

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$2,997,289	$3,025,943	$2,943,635	$2,891,028
Total interest expense	871,185	783,922	738,435	661,960
Net interest income	2,126,104	2,242,021	2,205,200	2,229,068
Provision for loan losses	30,000	30,000	30,000	130,000
Investment securities gain	—	253,267	308,095	3,912
Total other income	294,915	323,699	487,379	305,315
Total other expenses	1,897,110	1,932,889	1,922,485	1,970,414
Income before income taxes	493,909	856,098	1,048,189	437,881
Net income	460,651	668,034	786,938	423,658
Net income per share	0.28	0.40	0.48	0.26

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